EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
iMergent, Inc.

We consent to the incorporation by reference in Registration Statements No. 333-95205, No. 333-120432 and No. 333-120433 on Form S-8 of iMergent, Inc. of our reports dated February 20, 2006 with respect to the consolidated financial statements, financial statement schedule and internal control over financial reporting of iMergent, Inc. and subsidiaries.  Our report on internal control over financial reporting expressed an opinion that iMergent, Inc. and subsidiaries had not maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Tanner LC

Salt Lake City, Utah

March 8, 2006